UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On March 31, 2016, Husky Energy announced that more than one million of its 12,000,000 Cumulative Redeemable Preferred Shares, Series 1 have been elected for conversion on a one-for-one basis into Cumulative Redeemable Preferred Shares, Series 2, effective March 31, 2016. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-208443) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
Date: March 31, 2016		SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Reports Results of Series 1 Preferred Shares Conversion

Calgary, Alberta (March 31, 2016) – Husky Energy announces that more than one million of its 12,000,000 Cumulative Redeemable Preferred Shares, Series 1 (Series 1 Shares) have been elected for conversion on a one-for-one basis into Cumulative Redeemable Preferred Shares, Series 2 (Series 2 Shares), effective March 31, 2016.

As of March 31, 2016, Husky Energy will have 10,435,932 Series 1 Shares and 1,564,068 Series 2 Shares issued and outstanding. The Series 1 Shares are listed on the Toronto Stock Exchange under the symbol HSE.PR.A and the Series 2 Shares are listed under HSE.PR.B.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbols HSE, HSE.PR.A, HSE.PR.B, HSE.PR.C, HSE.PR.E and HSE.PR.G. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602